September 9, 2004

Mail Stop 0409

Robert O. Carr
Chairman and Chief Executive Officer
Heartland Payment Systems, Inc.
47 Hulfish Street, Suite 400
Princeton, NJ  08542

Re:	Heartland Payment Systems, Inc.
	Form S-1 filed on August 10, 2004
	File No.  333-118073

Dear Mr. Carr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that your CEO, Robert Carr, was recently interviewed by the Princeton Business Journal. See "From the heartland," dated June 29, 2004. We note that in this interview, Mr. Carr offered specific projections, including expanding your coverage into 1,500 new territories, increasing market share and growing from a base of $20 billion to more than $100 billion in annual processing volume "in the next few years." Please supplementally tell us why you believe these statements by your CEO would not inappropriately condition the market for your initial public offering. Refer to SEC Release No. 5180.

2. Please tell us whether KeyBanc Capital Markets constitutes a "Qualified Independent Underwriter" pursuant to Section 2720 of the By-Laws of the NASD. Supplementally confirm that (1) the NASD has been contacted regarding KeyBanc`s involvement, and (2) the NASD has expressed no objection. Please provide us with all correspondence between the NASD and KeyBanc as it relates to this offering.
3. We note your use of "NM" throughout the prospectus. Please revise to include the relevant information.
4. Please fill in or provide supplementally all remaining uncompleted information in the next amendment, other than pricing information that you have omitted pursuant to Rule 430A. We may have further comments based on the revised materials. For example, we note the blanks on page 14 and 15.
5. Please remove the reference to "sole book runner" from the back page and page 83 of your prospectus. The information is not material to investors.
6. Please limit your use of the term "partner" to companies with which you have an agreement in place to share profits and losses. See, e.g., page 55.
7. Supplementally, please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Table of Contents, page i
8. Please revise to delete the disclaimer language in the last sentence in the first paragraph.

Summary, page 1
9. We note that in the introductory paragraph you state that the summary highlights "selected information." Please revise to clarify that the summary includes material information.
10. The Summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the Summary, including your discussion of competitive strengths and strategy, is repeated in the body of the prospectus, particularly within your Business section. Please revise the prospectus to delete repetitive disclosure and to provide a brief overview of only the most salient aspects of the transaction. Please see Item 503(a) of Regulation S-K.

11. As appropriate, please apply comments to your summary to other parts of your prospectus, especially the overview of your MD&A and the first parts of your business section.

Our Business, page 1
12. We note your reliance, here and elsewhere, on information contained in The Nilson Report. Supplementally, please provide us with a copy of this report and tell us whether the report was prepared for or sponsored by you. Please highlight the portions of the report that you cite or refer to in the prospectus.
13. Where you refer to yourself as a "leading" provider of bank card payment processing services, please revise to clarify how you are measuring yourself. If your statement is based on information contained in The Nilson Report, please revise to state this. If it is based on some other source, please revise to disclose the source and provide us with supporting materials on a supplemental basis.
14. We note that you disclose estimated 2004 processing volume and actual 2003 transactions processed. To avoid confusion and to enhance comparability, please do not mix figures from different time periods. In addition, please revise to quantify your historical net losses, as disclosed on page 14.
15. Please use a term other than "organic" to refer to your internal growth. Refer to Rule 421(d) of Reg. C.
16. We note that you maintain "high" standards of creditworthiness for your merchants. Please explain briefly what makes your standards "high."
17. Please revise to quantify the multi-year contracts and minimum volume commitments.
18. Please revise to identify the third parties on whom you rely.

Our Competitive Strengths, page 3
19. In order to present a fair and balanced picture of your business, please include a section addressing your competitive weaknesses.
This section should address the key risks you face and your competitive challenges and should be at least as detailed as the discussion of your strengths.

20. Please revise your use of industry jargon or vague terms including "systems," "distributed application architecture," and "business procedures."

History, page 5
21. Please revise this section to include your merger with Uhle and Associates, LLC. See Exhibit 2.2. Also, please disclose when you acquired your interests in Heartland Payroll Company and Credit Card Software Systems, Inc., and revise your disclosure to clarify whether CCSS is a newly formed entity or acquired from a third party. Refer to Item 101(a) of Reg. S-K.

Risk Factors
22. Please eliminate all cross references from your risk factors. See, e.g., pages 15-16. Instead, include all material information in the risk factors.
23. Where appropriate, please discuss the following risks or explain supplementally why they are not material:
* risk related to merchant attrition.  See page 22;
* risk related to your reliance on an expanding market for electronic payments and your own need to expand your share of this market;
* risk related to continued consolidation in the banking industry;
* risk related to collection of your monthly receivables. If true, please explain why they are higher than those of your competitors and discuss any risk of collection due to system disruption;
* risk related to the geographic concentation of your merchants, as disclosed on page 52; and

* risk related to future buyouts and your use of atypical accounting estimates, including signup bonuses and accrued commission liability. See pages 23-24.

Risks Relating to Our Business, page 9

The payment processing industry is highly competitive..., page 9
24. Please disclose the total purchase volume of all card acquirers.

25. Please revise to identify your major competitors.

We are subject to the business cycles and credit risk of our merchants..., page 9
26. Please describe briefly your fixed and semi-fixed costs. Please discuss risk related to your reliance on any particular merchants or classes of merchants. We note, in this regard, that restaurants have historically high failure rates. Also, please revise to include a direct reference to the risk related to a decrease in consumer spending.

We have faced, and will in the future face, merchant fraud, which could have an adverse effect on our operating results and financial condition, page 10
27. Please describe your past experiences with merchant fraud. For example, we note your exposure to transactions originating from the Internet, including, but not limited to, websites offering adult entertainment. For example, see "Porn in the USA," River Front Times, dated November 29, 2000.

We rely on a bank sponsor..., page 10
28. Please describe briefly the key "requirements" imposed on you by the bank card associations and disclose what might cause you or your sponsor to fail to comply with them.
Current or future bank card..., page 11
29. Please describe in more detail how you compete with banks and issuers who could influence your association status.

Our systems and our third party providers` systems..., page 11
30. Please disclose whether your merchants have the right to terminate their agreements with you in the event of system disruptions.

We rely on other payment processors..., page 11
31. Please describe in more detail how you compete with your service providers.

If we lose key personnel..., page 12
32. Please identify your key personnel.

If we are unable to attract and retain qualified sales people..., page 12
33. We note that you intend to "significantly" increase the size of your commission-based sales force. Please discuss, if applicable, the risk of market saturation and any impact on your ability to attract and retain qualified salespeople. Also, discuss any other reasons you might find it difficult to attract and retain qualified salespeople. For instance, is there a high demand for qualified workers in your industry?

If we cannot pass increases in bank card association interchange fees..., page 12
34. Please quantify increases in interchange and association fees since you started your business.

We face uncertainty about additional financing..., page 14
35. Please explain briefly what portfolio equity purchases are and what you mean by "competitive pressures."

Risks Relating to This Offering, page 14

36. Please revise to discuss the risk that your bank sponsor Key Bank is affiliated with one of your underwriters.

Our executive officers, directors and principal stockholders..., page
14
37. Please revise the heading to state the conflict of interest and describe the conflict in the risk factor.

Provisions in our charter..., page 15
38. Pease give examples of the kinds of rights preferred shares may have that would impede a change in control, such as dividend or supervoting rights.

Use of Proceeds, page 17
39. We note that you intend to use a portion of the proceeds to repay debt. Please identify the debt holder and revise to include the information required by Instruction 4 to Item 504 of Regulation S-K.


Selected Historical Conslidated Financial Information and Other Data, page 20
40. We note from page 21 your inclusion of non-financial data regarding number of active merchants and associated processing volume for each period. If the merchant number includes owned and managed merchants, please clarify. Also, please consider breaking out information on merchants more than one year old to support your calculation of "same store sales" on page 22. Refer to Instruction 2 to Item 301 of Reg. S-K. In the alternative, you may expand discussion in your MD&A to include this information for each relevant period.

Management`s Discussion and Analysis, page 22

Overview, page 22

41. Please describe the costs associated with opening new merchants accounts (including the percentage of first-year gross margin that goes to your salespeople in signup bonuses and commissions) and disclose how long it takes you on average to recoup the cost of opening a new account.
42. Please clarify what part of your merchant portfolio is "owned" and "active" and discuss the key differences between owned-active relationships, inactive relationships and those you manage for third parties. Also, please make it clear throughout your MD&A whether you are referring to all merchants, just "active" ones, or "owned active" ones.
43. We note that you intend to increase the size and productivity of your salesforce. Where relevant, please discuss how many salespeople you intend to hire and in what time period. Also, please discuss how you measure productivity and, for each period, actual productivity under these measures.
44. Please disclose to whom you sold your merchant contracts in 1999, 2000, 2001 and 2002 and whether you were affiliated with the buyer(s). Also, please revise to explain how the investment by Greenhill Capital Partners, LP ("Greenhill"), allowed you to "stabilize" your business.
45. Please revise to explain how your sales management structure changed in 2002 and how these changes lead to accelerating growth of your sales force. Please also revise to clarify whether your sales force works exclusively for you.
46. We note that you state that you provide "end-to-end electronic payment processing services," but on page 34, you state that you are developing a back-end processing system. Please revise to reconcile this discrepancy.

Critical Accounting Policies, page 23
47. It appears that accounting for stock-based compensation should be considered a critical accounting policy. Therefore, please disclose you accounting policy as it relates to accounting for stock options. In addition, please provide the following disclosures in relation to your valuation of prior stock option grants:
a. A discussion of the significant factors, assumptions, and methodologies used in determining the fair value.
b. A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and each subsequent valuation for all stock options issued within the past twelve months.
c. The valuation alternative you selected and why you chose not to obtain contemporaneous valuations by valuation specialists at the grant dates.
Revenue, page 23
48. Please supplementally provide us with a more detailed analysis than what is provided in the notes and in MD&A supporting your conclusion that revenues should be accounted for on a gross basis. Note that credit risk is only one criterion in EITF 99-19 and carries less weight than many other criteria. Specifically, tell us how you analyzed paragraphs 7 through 13 of EITF 99-19 and how your arrangements differ from your competitors to support different accounting. Please cite terms of your merchant agreements and other agreements, as appropriate.

Capitalized Signing Bonuses, page 23
49. Please disclose the amount of capitalized signing bonus outstanding at the end of each period that still may be subject to adjustment within the first year of the contract. In addition, please quantify what historical adjustments have been in prior periods. Finally, disclose the amount of impairment losses recognized in each period and identify where those amounts are classified in the statements of operations.

Accrued Commission and Buyout Liability, page 24
50. Please describe the fixed buyout multiple under your 2001 commission structure. Also, please revise to explain how long commissions may be earned and how the buyout option works.
51. Please provide readers with a quantitative analysis to demonstrate the sensitivity your estimate may have to changes in assumptions similar to the analysis you have provided in the notes to the financial statements.
52. Notwithstanding the Office of the Chief Accountant`s review of your submission dated August 10, 2004 and the restatement discussed in the letter, we have the following comments regarding the measurement of your accrued commission and buyout liability and related disclosures:
a. Please supplementally provide us with a rollforward of the liability account for each period included in the filing quantifying payments against the liability, charges for new merchant agreements, and any adjustments to the liability. In addition, include disclosure to provide readers with an indication of how much your estimate and the underlying assumptions have changed in historical periods.
b. Please supplementally provide us with your basis for assuming a 20% buyout rate. It appears from your disclosure on page F-15 that buyouts in 2003 were significantly less than 20% of the 2002 balance.
c. Please supplementally provide us your basis for assuming a 10-year measurement period in calculating you liability. We note in your submission to the Office of the Chief Accountant you believe the average merchant relationship is five years.
d. Please explain your basis for discounting the liability. Tell us why you believe both the timing and amount of future cash flows are fixed or reliably determinable. If the liability is a loss contingency, it appears you should apply paragraph 8 of SFAS 5 and paragraph 3 of FIN 14, which do not contemplate applying discounts. Cite relevant literature as appropriate. In addition, please explain why you chose the double-A corporate bond for your interest rate.

Income Taxes, page 25
53. Please disclose the factors and assumptions you considered in concluding that a valuation allowance on your deferred tax assets is not necessary. In addition, please revise to explain whether future income will need to increase and at what rate in order for you to utilize the NOL carryforwards. We note from page 31 that you believe all net operating loss will be utilized within two years.


Components of Revenue and Expenses, page 25

Revenue, page 25
54. We note that you maintain cash deposits and require letters of credit from "certain" merchants to guard against chargebacks. Please revise to describe how you make this determination. Please also revise to quantify the percentage and describe the types of merchants who are subject to these measures. Further, please quantify these deposits and letters.
55. We note from page 26 recent increases in interchange fees and association dues. Please quantify these increases and discuss future expectations. Please revise to describe any practical limits on your "policy" of passing these fees along to your merchants.

Expenses, page 26
56. Please supplementally explain to us how residual commission payments included in cost of services on the income statement differs from your accrued commission and buyout liability expense presented separately. It appears that they should be classified together on the income statement.

Results of Operations, page 27
57. We note disclosure that your quarterly net revenue rose primarily due to an expanded salesforce (resulting in a net increase in merchant accounts and concomitant increases in the dollar volume of transactions processed by you and gross processing revenue). You offer a similar explanation of revenue increases from 2002 to 2003 and from 2001 to 2002. We have the following comments:
* Discussion of your quarterly results appears to focus only on growth in your "owned active merchant accounts" while discussion of your full year results focuses on growth in your "newly installed merchants." Please provide both sets of information for each period. Also, please discuss attrition rates for each period, to present a more complete picture of changes in your merchant base.
* Please explain why you believe your expanded salesforce was able to sign up more new merchants in the first quarter of 2004 and in fiscal 2003 (versus 2002 and 2001, where new signups were flat, at 19,700).
* It appears that productivity, measured as a percentage of net revenue generated per agent, fell roughly 5.6% on a quarterly basis from $154,271 in the first quarter of 2003 to $145,495 in the same period this year. You appear to have experienced a more pronounced decline on annual basis, where revenue per agent fell 16% from $671,462 in 2002 to $562,593 in 2003. In light of your plan to increase your salesforce "significantly" in the coming periods, please discuss these results and explain how you expect to enhance productivity-also one of your stated goals-as your salesforce grows.

* In your discussion of fiscal 2002 revenues, please disclose the number of salespeople you had as of the end of 2001.
58. We note from page 25 that you experienced merchant losses related in part to chargebacks and fraud in the amount of $310,969 for the first quarter of 2004. This is more than half the amount of losses you experienced in all of 2003. Please revise to describe whether these losses constitute a trend.
59. Please describe briefly the nature of the legal settlement referred to on page 29.
60. Please describe the "change in ownership" referred to on page 31.
61. We do not understand why a loss equal to 0.5% of revenues is not meaningful but net income at the same percentage is meaningful. Please include percentages for each caption or revise your disclosure to clarify why indicated amounts are not meaningful. Please make conforming changes throughout Management`s Discussion and Analysis.

Years Ended December 31, 2002 and 2003, page 29

Other, net, page 31
62. Please revise your disclosure to explain the nature of the liability and circumstances resulting in the loss on its extinguishment.

Liquidity and Capital Resources, page 34
63. Where appropriate, please discuss the cash flow implications of your planned expansion into the non-traditional government and business-to-business markets and the expansion of your existing product line. See page 4.
64. Please discuss future buyouts and how these might impact cash flow.
65. We note that net outflows from investing activities were due largely to capital expenditures. Please describe these briefly and discuss future expectations.
66. To the extent material, describe any impact or potential impact on your liquidity or capital resources as a result of security interests held by your lenders or covenants or similar restrictions contained in your loan agreements. Please revise to disclose whether you are currently in compliance with all covenants.
67. We note that the Key Bank loan agreement has been amended twice. Please revise to describe why the loan agreement with Key Bank was amended. Please revise to describe whether you have been in compliance to date and whether you have received any waivers. Please also revise to quantify the customary covenants and events of default.
68. We note that you state that in 2002 you started investing a portion of the cash balances held at your subsidiary in securities classified as investments. Please revise to describe these securities.
69. Please describe the terms of each debt instrument, even if repaid during the last three years. We note that you state that in 2003, you repaid $1.0 million of your debt. Please revise to describe the terms of the debt, including, principal, interest rate, term and maturity.
70. We note that on January 8, 2004, you redeemed half of the warrants held by one warrant holder. Please revise to describe the term of the outstanding warrants and whether the outstanding warrants will be redeemed at market value.

Business, page 37
71. We note that on page 9 you state that your competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration and can settle transactions more quickly for their merchants than you can. Please revise to address whether you have considered or are considering acquiring or merging with a financial institution in order to be more competitive in the industry.
72. Please revise to delete repetitive disclosure. For example, we note the repetition in the strategy and competitive strengths discussions.
73. Please revise throughout the filing to eliminate the use of the abbreviations such as "HPS," "POS," "PC," "ISO" and "VAR." If you choose to use a shortened name, then please ensure that its meaning is clear from the context.
74. Please provide disclosure about your intellectual property rights in addition to the brief reference to your patent applications on page 56. Refer to Item 101(c)(iv) of Reg. S-K. In discussing your patent applications, please describe the nature of the applications and disclose any challenges to them. If you seek a "business process" or similar patent, please make that clear. Also, please make clear whether you have an ongoing right to use the Heartland name and attach any relevant agreement as an exhibit to your registration statement.
75. To the extent material, provide disclosure of amounts spent on R&D in the last three fiscal years. Refer to Item 101(c)(xi) of Reg. S-K.

Overview, page 37
76. Please revise to include the cost of commissions in your flow chart.
77. We note that 32% of your merchants are restaurants. Please revise to include the percentage for each of other industries, including retailers, lodging, automotive repair, convenience and liquor, and professional service providers.

Growth in Bank Card Transactions, page 39
78. Please revise to cite independent support for your statements about the sources of increased bank card payment volume. Please supplementally provide us with highlighted copies of any study or report on which you are relying for the statements. Please also provide supplemental support for your assertions at the bottom of page 40, regarding small- and medium-sized merchants, and the top of page 41, regarding the range of services offered by your competitors. Similarly, on page 46, please provide supplemental support for your assertion regarding the profitability of your smaller competitors.

Strategy, page 44
79. Please revise to address estimated timelines and costs associated with your strategies, where such information is available.

Services and Products, page 46
80. Please discuss on page 49 how many merchants you serve under your agreement with third party card acquirers, when the contracts expire and whether you expect to renew them.

Sales, page 49
81. Please revise to include an example illustrating how commissions are calculated and quantifying the payments to sales persons. Please explain what you mean by "processing method." Also, please disclose the "minimum" and "maximum" gross margin objectives informing the fees salespeople are permitted to charge.
Relationships with Sponsors and Processors

Sponsoring Bank, page 51
82. Please revise to include examples or describe the events that constitute a material breach under the KeyBank agreement. Further, please describe and quantify all fees payable to KeyBank, including sponsorship fees, loan fees, and termination fees.
83. We note that the parties may terminate the agreement if there is a change in the majority ownership of the other party. Please revise to address whether this initial public offering will trigger Key Bank`s right to terminate the agreement.

84. Please revise to describe the likelihood that you would be able to secure another sponsor if Key Bank were to terminate the sponsorhip agreement.
85. Please revise to describe why the contract with FleetBoston was terminated, how you were able to locate Key Bank as a sponsor and when you entered into the agreement with Key Bank.
Third-Party Processors, page 52
86. Please revise to describe and quantify all fees payable to third-party processors, including termination fees. Please also describe some examples of material breach under "certain sections of these agreements."
Properties, page 58
87. Please disclose when your leases to these properties expire and whether you have options to renew. Refer to Instruction 1 to Item 102 of Reg. S-K.

Legal Proceedings, page 58
88. Please confirm supplementally that you are no longer involved in litigation related to your services on behalf of merchants selling pornographic material via the Internet.



Management, page 59
89. Please revise to describe the position held by Mr. Baldwin at Citicorp; we note that he was an "officer." Please describe the type
of consulting performed by Mr. Morris in 1999.   Please quantify Mr.
Palmer`s equity stake in Vital Processing Services, if any.
90. Please revise to describe the type of business conducted by each company, including First Data Merchant Services Service Center, BuyPass, Financial Earnings Group, LeRoux, Pitts and Associates, Greenhill & Co., Global Signal, EXCO Holdings, BMC Software, DocuCorp International, Analytical Graphics and Emtec. Refer to Item 401(e)(1) of Regulation S-K.
91. We note from page 65 that holders seeking to exercise options may issue to you a promissory note for the exercise price. Please disclose the terms of any loans, the amount of outstanding loans to officers, directors and employees, if any, and whether any amounts have exceeded $60,000 in the last three fiscal years.
92. Please revise to describe on page 66 when stockholder approval would be required for your board to amend the 2000 stock option plan.

Related Party Transactions, page 72
93. Please revise to describe the purpose of the loan to Mr. Carr and describe the use of the $2 million loan from Mr. Baldwin.
94. We note the March 2003 sale of unregistered securities to Greenhill and LLR Equity Partners, LP by an entity affiliated with your CEO, Carr Holdings, LLC. Supplementally, please tell us the exemption from registration and facts relied upon to make the exemption available. Please also tell us more about this transaction, including why you were "responsible" for paying expenses in connection with this private sale and why you were party to an agreement with Carr Holdings, Greenhill and LLR regarding the voting of the shares sold. Because it appears to be a voting trust agreement, please file the agreement with your next amendment. Refer to Item 601(b)(9) of Regulation S-K.
95. We note the July 2003 issuance of an option to Robert Carr to purchase up to 1 million shares of Series A Senior Convertible Participating Preferred Stock from Greenhill and LLR any time before July 31, 2006. Supplementally, please tell us the exemption from registration and facts relied upon to make the exemption available. Please describe the purpose of the transaction and tell us more about this transaction, including what consideration Mr. Carr provided in exchange for this option. Please provide us with copies of all relevant agreements. Please file the Certificate of Designation for the preferred stock.
96. Please revise to describe the services provided by Mr. Nichols or the reasons for the payments made to him.

Principal Stockholders, page 74
97. Please revise to furnish information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Selling Stockholders, page 76
98. We note that your selling shareholders are non-natural persons. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.
99. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


Description of Capital Stock, page 77
100. On the top of page 80, please revise to describe the "certain" information that is required to be in the notice.
101. Please revise to describe the voting rights agreement.

Underwriting, page 83
102. We note from page 85 that your underwriters have performed and may in the future perform investment banking and advisory services for you. Please identify which ones and describe those services.
See Item 508(a) of Reg. S-K. In addition, please describe your material relationship with KeyBank, which appears to be affiliated with KeyBanc Capital Markets.
103. We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program.
For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?
104. We note your discussion regarding marketing of this offering online on page 85. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members. We may have further comment.
105. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.
106. We note the discussion on page 84 regarding the United Kingdom and The Netherlands. Please supplementally tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2
107. Please revise to indicate the city and state where the report was issued as required by Rule 2-02(a) of Regulation S-X.
108. We note that the consent included at Exhibit 23.1 refers to an auditors` report dated August 6, 2004. Please revise to clarify the inconsistency between the two dates.

Consolidated Balance Sheets, page F-3
109. Please revise to present a classified balance sheet as required by Rule 5-02 of Regulation S-X.
110. Please separately disclose amounts due for interchange fees advanced by KeyBank on the face of the balance sheet as required by Rule 5-02.19. In addition, please disclose the terms of the advances and the weighted average interest rates in the notes.
111. Please revise to present a pro forma balance sheet giving effect to the conversion of preferred stock prior to the IPO.



Consolidated Statements of Operations, page F-4
112. Please revise your presentation to clarify whether or not depreciation and amortization are a component of cost of services. Refer to SAB Topic 11.B. Please provide similar clarification as it relates to accrued commission and buyout liability expense.
113. Please revise your presentation to present interest income and interest expense separately as required by Rule 5-03 of Regulation S-X.

Consolidated Statements of Changes in Stockholders` Deficit, page F-5
114. Please revise to present the components of comprehensive income for each period as required by paragraph 22 of SFAS 130. Refer to paragraph 23 and Appendix B of SFAS 130 for examples of alternative in which you can display comprehensive income and its components.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

Capitalized Signing Bonus, page F-8
115. Please revise your disclosure to clarify whether a portion of the signing bonus is refundable to the Company if a merchant terminates his contract within the three-year term. If so, please justify your policy of amortizing the acquisition cost over the three
- year contract period.

Stock Options, page F-10
116. We do not understand how you concluded that stock options granted during 2002 and 2003 have a fair value of zero. Please supplementally advise us how you applied the Black-Scholes model.

New Accounting Pronouncements, page F-10
117. In light of your disclosure on page F-14 that you have adopted FIN 45 in accounting for guarantees, please clarify how you how adopted the standard and why it did not impact your financial statements.





Note 3 - Receivables, page F-11
118. Please separately disclose any allowance for uncollectible accounts (other than loss reserves for chargebacks) on the face of the balance sheet or in the notes as required by Rule 5-02.4 of Regulation S-X.

Note 8 - Merchant Deposits and Loss Reserves, page F-14
119. Please supplementally advise us how you applied paragraph 9(b) and 10 of FIN 45 in determining the fair value of your guarantees. In addition, please advise us why you are including these amounts in "cost of services" instead of netted against revenues. Refer to paragraph 11(b) of FIN 45.

Note 10 - Convertible Preferred Stock and Warrants, page F-16
120. Please supplementally advise us and revise your disclosure to clarify what terms of the Certificate of Designations for the Convertible Preferred and Shareholders` Agreement have changed for you to stop accreting the preferred stock to the redemption value. Are the shares no longer redeemable under EITF D-98? If redemption is no longer outside the control of the issuer, please tell us why they are still classified in temporary equity.
121. Please explain to us why you have only adjusted the mandatory redeemable warrants to fair value in 2003 instead of each period since the issuance date. Based upon your disclosure on page F-19, we note that the fair value of your stock has increased since 2001.
122. Considering that the mandatory redeemable warrants are classified as a liability, please supplementally advise us why you recorded the fair value adjustments directly to retained earnings and APIC instead of current earnings. Refer to paragraphs 9 and 39 of EITF 00-19.

Note 11 - Income Taxes, page F-17
123. Please supplementally advise us how you overcame the strong negative evidence of cumulative losses in recent years in determining that a valuation allowance was not necessary. Please identify all negative and positive evidence you evaluated in your response. Refer to paragraphs 21 through 25 of SFAS 109. If you are giving the most weight to forecasted future taxable income, please supplementally demonstrate your ability to accurately forecast taxable income in prior years. Finally, please tell us if changes in your employment agreement could generate uncertainties in forecasting future results.
124. Please revise to disclose the amounts and expiration dates of any net operating loss carryforwards for both federal and state taxes. Refer to paragraph 48 of SFAS 109.

Note 12 - Other Revenue, net, page F-18
125. Please provide your basis for accounting for service fees, net of processing costs. Cite relevant accounting literature as appropriate.

Note 13 - Stock Incentive Plan, page F-19
126. We note that all stock options were granted with an exercise price equal to the fair market value of the stock on the grant date. Please revise to disclose how you determined fair value for each grant within the most recent twelve months. Please summarize the methodology and assumptions used in your disclosure. We may have further comments upon review of your response and once you have disclosed the anticipated price range for your offering.

Note 19 - Welsch Asset Purchase, page F-22
127. Please revise your disclosure to provide a condensed balance sheet disclosing the amount assigned to all assets and liabilities. In addition, please disclose your methodology for allocating the purchase price and identify any intangible assets acquired such as customer contracts. Refer to paragraphs 51 and 52 of SFAS 141 for required disclosures and paragraphs A14 through A28 for examples of identifiable intangible assets.
128. Please supplementally explain to us why the fair value of your Common Stock determined by the board of directors for the purposes of this transaction is significantly less than the amounts disclosed on page F-19 for the same periods.
129. Please disclose any non-cash items related to this transaction in your supplemental disclosures of non-cash investing activities required by paragraph 32 of SFAS 95.

Note 20 - Segments, page F-23
130. Please revise your disclosure to separately present all non-attributable expenses and intersegment eliminations. Including them in the Card segment prevents the reader of evaluating the performance of that segment on a stand-alone basis. Refer to paragraph 21 of SFAS 131.

Note 21 - Earnings Per Share, page F-25
131. Please revise your disclosure to calculate earnings per share using the two-class method for all periods. For periods in which you have a loss, please clarify if participating convertible preferred stockholders have the obligation to share in the losses of the entity. Refer to EITF 03-6.
132. Please supplementally advise us of any past experience or stated policy to support excluding the 1,000,000 shares from the denominator for purposes of calculating diluted earnings per share for each period. If such support does not exist, please revise your disclosure to include those shares in the denominator. Refer to paragraph 29 of SFAS 128 and EITF D-72.
133. Please present on the face of the income statement pro forma earnings per share data for the most recent year and subsequent interim period to give effect to the number of shares in the offering whose proceeds is necessary to redeem the warrants to purchase 1,000,000 shares of your common stock and the stock split that will occur immediately prior to your offering.

Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2
134. Please add to your discussion issuances related to the Welsch asset purchase described in Note 19 on page F-22.
135. For each sale listed, please identify the exemption upon which you are relying and briefly describe the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K. We note that you have listed the exemptions together in the last paragraph. With respect to your issuance of stock options, please describe the recipient classes, such as whether they are current or former officers, directors, employees, consultants, advisors.

Exhibits and Financial Statement Schedules, page II-3
136. Please attach as an exhibit the June 2004 Credit Card Software Systems merger agreement.
137. Supplementally provide the staff with a copy of the opinion regarding the validity of the securities, or file the opinion in your next amendment. We must review the opinion before the registration statement is declared effective and we may have additional comments on the opinion. Furthermore, please file as an exhibit to your next amendment the non-compete and confidentiality agreement you entered into with certain of your senior managers.

Other

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Steven Jacobs at 202-942-5222 or Cicely Luckey at 202-942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-824-5331 or the undersigned at 202-942-2987 with any other questions.


Sincerely,



Peggy Kim
Senior Counsel


cc:	Nancy I. Prado, Esq. (via facsimile)
	DORSEY & WHITNEY LLP



Heartland Payment Systems, Inc.
Registration Statement on Form S-1
September 9, 2004
Page 1